UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated January 12, 2004

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FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

(56-2) 427-3581 or 427-3416

CCU S.A. ANNOUNCES A JOINT VENTURE

(Santiago, Chile, January 12, 2004) - CCU announces a 50% joint venture between its subsidiary Embotelladoras Chilenas Unidas S.A. ("ECUSA") and Empresas Lucchetti S.A., a food company controlled by Quiñenco S.A., to enter the sweet snacks business. This joint venture acquired last Friday the assets of Calaf, a traditional candy and confectionery company with more than a century of history.

This new venture will allow the Company to explore the industry of ready-to-eat products, similar to the size of the businesses in which ECUSA participates today. Calaf products are being sold jointly with ECUSA's soft drinks, reaching more than 90,000 clients. The entrance to the industry of ready-to-eat products offers an interesting growth potential for ECUSA.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and the third player in the pisco business. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: January 12, 2004